11 April 2008
Ms. Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, DC 20549

Re:	Ausam Energy Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed February 12, 2008 File No. 333-146853
Dear Ms. Parker:
     On behalf of Ausam Energy Corporation (the “Company”), we have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 3 (“Amendment No.3”) to the above-referenced registration statement (the “Registration Statement”) and five black-lined copies indicating changes made to the Registration Statement.
This letter sets forth the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 29, 2008 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment the Company’s response.
In addition to responding to the comments set forth in the Comment Letter, we would like to highlight two other material changes to the Registration Statement. First, the interim financials for the period ending September 30, 2007 have been restated and audited annual financials for the period ending December 31, 2007 have been included. Second, the Company had material proven reserves as of December 31, 2007, and has therefore added information that we believe fulfills the disclosure requirements of Industry Guide 2, Disclosure of Oil and Gas Operations. The reserve report (“Reserve Report”) was prepared by GLJ Petroleum Consultants Ltd. in accordance with Commission requirements.
Please note that a copy of the Reserve Report is enclosed with this letter as supplemental information as requested by Mr. Robert Carroll of the Staff. The Company wishes to request confidential treatment of this Reserve Report and correspondence requesting such treatment is also enclosed with this letter. With respect to the Reserve Report, we would like to point out that with respect to Item 2 of Guide 2, we have made no reports to any Federal authority or agency since December 31, 2007.
General
1.	We note your response to prior comment 1 and the disclosure that the sales of common stock by selling shareholders will fall within the historical range of prices, which range is CDN$1.05 to CDNS6.50. Please provide a bona fide price range with a variance of no more than $2. We may have further comments.
1430, 1122 Fourth Street SW, Calgary, Alberta T2R 1M1 Canada
Phone: (403) 215-2380          Fax: (403) 206-1457          www.ausamenergy.com

Ms. Anne Nguyen Parker
Ausam Energy Corporation
11 April 2008

•	We have changed the price range to have a variance of CDN$2.00, which range is from CDN$0.80 to CDN$2.80, and which represents a CDN$2.00 variance above the Company’s historic low that occurred on March 17, 2008.
Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 22
General
2.	We note your response to our prior comment 6 and reissue it in part. Please describe in the MD&A section the impact of your following obligations under the amended Participation Agreement
•	the Test-Well Back-in Conveyance obligation;

•	the Outside Acreage Conveyance obligation;

•	the obligation under section 1.5 of the agreement to maintain a 25% interest in each of the leases, and the impact on your strategy to bring in other partners on the prospects; and

•	the impact of any conveyances of Untested Prospects back to SKH.
•	We have added additional descriptions of the items listed above to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” now on page 23.
Liquidity and Financial Condition page 33
3.	We note your response to our prior comment 11. Clarify your statements that you have enough funds for your current commitments under your drilling program, but that currently you have no contractual commitments for the drilling of the six wells in the 2008 drilling program.

•	We have added statements clarifying the points in 3. above, now on page 34.

4.	You also state that you expect that $27.7 million of the 2008 drilling program cost to be funded by partners. State whether any of that funding has been received. State what changes you will make to your 2008 drilling program if you do not receive the funds you expect.

•	As requested in 4. above, we have clarified that we do not have contractual commitments in place from prospective partners and that the Company will not receive commitments, or funding, until shortly before drilling commences at each well. We have described what changes will be made to the drilling program if the Company does not receive the remainder of the funds. The preceding clarifications are located on page 35.

Ms. Anne Nguyen Parker
Ausam Energy Corporation
11 April 2008

Disclosure Controls and Procedures page 38
5.	We note your response to our prior comment 15, and reissue it in part. Specify in the prospectus the differences between what the Multi-Lateral Instrument 52-109 requires of your CEO and CFO in regard to the design of your disclosure controls and procedures, and what your CEO and CFO will be required to do in regard to the evaluation of the effectiveness of these controls under Rule 13a-15 or 15d-15 of the Securities Exchange Act of 1934.

•	We have stated on pages 40 and 41 the differences between Multi-Lateral Instrument 52-109 and Rule 13a-15 and 15d-15 of the Securities Exchange Act of 1934. Included in our response is a description of what principal officers are required to do, and we have stated that as of January 1, 2008 we adopted, and comply with, Rule 13a-15 and 15d-15 of the Securities Exchange Act of 1934. We will test the effectiveness of the internal controls once the Company is required to comply with Rule 13a-15 and 15d-15 of the Securities Exchange Act of 1934.
Business
The SKH Purchase. page 40
6.	We note your response to our prior comment 19. Expand your disclosure to discuss all of the material terms of the Amended Participation Agreement, including the Outside Acreage Conveyance obligation and your obligation under section 1.5 of the Participation Agreement to maintain a 25% interest in each of the leases.

•	We have added additional description of the terms that we feel are material to pages 23 and 43.

7.	In regard to your assignment obligation back to SKH of any Untested Prospects, specify the date that you will be required to assign back to SKH any such prospects, state the number of prospects tested so far, and the number planned to be tested for 2008.

•	As described in the section on the terms of the Amended Participation Agreement, we are not required to assign back any prospect to SKH prior to February 7, 2010. We may elect to do so, and have disclosed in the Registration Statement those prospects we have determined that it is unlikely that we will drill on pages 23 and 47.

•	We have stated the number of prospects tested to date and expected to be tested during the remainder of 2008 on page 43 and on page F-14.

Ms. Anne Nguyen Parker
Ausam Energy Corporation
11 April 2008

Selling Shareholders, page 63
8.	We note your response to our prior comment 27. Confirm for us that there are no other selling shareholders who are broker-dealers or affiliates of broker-dealers other than those identified in the prospectus.

•	We confirm that, to our knowledge, there are no selling shareholders who are broker-dealers or affiliates of broker-dealers other than those identified in the prospectus.
Consolidated Financial Statements for the Nine Months ended September 30, 2007 and 2006.
Notes to Consolidated Financial Statements
Note 3. Property and Equipment, page F-38
9.	We note the revised disclosure regarding your unevaluated properties. However, the disclosure under note (2) continues to appear rather generic in nature and does not provide useful information to investors. As previously requested in prior comment number 30 from our letter dated February 7, 2008 revise note (2) to provide a substantially more specific description of the status of the properties, along with the anticipated timing of the inclusion of the costs in the amortization computation.

•	Revised. Please note that we have provided substantially more specific descriptions of the status of the properties along with the anticipated timing of drilling and estimated costs in the main body of Amendment No. 3 of the Registration Statement under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Descriptions for the U.S. properties are included on page 48 and for the Australian properties on pages 48 and 49 in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Additional description of the status of the Australian properties is included in Note 17 to the audited financial statements on page F-27.

10.	The table provided under Note 3 to your interim financial statements, together with the disclosure under note (1), continues to refer to unproved properties. If this information relates to unevaluated, rather than unproved, properties, revise the table and related note to make this clear. If the properties have been evaluated and are unproved:
•	Revise the disclosure to make this clear; and,

•	Explain to us how you are accounting for the costs related to unproved properties.
•	Revised to clarify that these categories refer only to unevaluated properties.

Ms. Anne Nguyen Parker
Ausam Energy Corporation
11 April 2008

•	We evaluate each unevaluated property for the likelihood that we will drill it during the term of the Participation Agreement. If we are unlikely to drill it, we determine if we will seek to sell it or if we are more likely to relinquish it. If we determine that we will try to sell it, we estimate the market value and, if it is lower than the carrying value of the property, we include the difference between the book value of the property and the estimated market value in the depletable asset pool, which is used for the ceiling test calculations. Additional write downs of $17,722,990 have been taken for the year ended December 31, 2007, and are described in more detail on pages 32, 33, and 47 of the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 4 on page F-17.

11.	Disclosure in the notes to your annual financial statements indicates that the unevaluated Australian properties will be evaluated in 2007 and 2008. However, information included in your response to prior comment number 14 from our letter dated February 7, 2008 indicates that you have no funds allocated to, or budgeted for, exploration drilling or seismic acquisition in Australia. If that is true, explain to us how you intend to evaluate the Australian properties. As part of your response, describe the specific evaluation activities you intend to conduct, when they will be conducted, and how any necessary funds will be provided.

•	Subsequent to December 31, 2007, our board of directors has determined to dispose of our assets in Australia through sale, merger or other means. In our year-end financial statements for December 31, 2007, the carrying value of the Australian assets reflects the expected realizable value of these assets at December 31, 2007. As of the date hereof, our assessment of the recoverable value has not changed.
Note 7. Convertible debt. page F-44
12.	Your response to prior comment number 33 from our letter dated February 7, 2008 indicates, in part, that you have determined that the impact of the beneficial conversion feature on your income statement is not material. Explain to us, in reasonable detail, the basis for this conclusion. As part of your response, explain how you have considered the guidance of EITF 98-5, par. 9.

•	We have included the effect of the beneficial conversion feature in our December 31, 2007 year-end accounts. The treatment is described in Note 9 to the financial statements. The impact on the September 30, 2007 income statement would have been approximately $100,000 and management made the determination not to restate the September 30, 2007 income statement as the amount was immaterial.

13.	We note that you have restated your balance sheet and statement of stockholders’ equity to reflect the beneficial conversion feature. Explain to us how you have considered marking the relevant financial statement columns as “Restated”. Additionally, explain how you have considered providing the disclosure provided by SFAS 154, par. 26.

Ms. Anne Nguyen Parker
Ausam Energy Corporation
11 April 2008

•	In order to provide the disclosure provided by SFAS 154, par. 26 management has restated the September 30, 2007 consolidated balance sheet and consolidated statement of changes in shareholders’ equity, added Note 12 regarding the restatement and has included the restated September 30, 2007 interim financial statements beginning on page F-30 of this filing.
Closing Comments
     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

☐	should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
     We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Ms. Anne Nguyen Parker
Ausam Energy Corporation
11 April 2008

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
•	We are aware of these matters and will comply with them.
If you have any questions or comments concerning either Amendment No. 3 to the Registration Statement or the foregoing responses to your comments, please call the undersigned at (832) 678-2333 or, in his absence, William G. Lee of the law firm of Vinson & Elkins L.L.P. at (713) 758-2180.
Very truly yours,

Richard G. Lummis
Vice President, Compliance and Secretary
Ausam Energy Corporation
Fax: (832) 678-2200

cc:	B. Skinner R. Carroll D. Levy
Via Facsimile:
William G. Lee
Fax: (713) 615-5312